SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 4 NEW routes FROM Bournemouth to FUERTEVENTURA, IBIZA, MALTA & VALENCIA FROM MARCH '10

2 AIRCRAFT, 650k PAX P.A. & 650 JOBS AT BOURNEMOUTH

Ryanair, the world's favourite airline, today (18th Dec 09) announced that it will add one new Boeing 737-800 aircraft (2 in total) and open four new routes (16 in total) from its Bournemouth base to Fuerteventura, Ibiza, Malta and Valencia from late March 2010. This brings Ryanair's investment in Bournemouth to two aircraft worth over $140million.

These four new routes along with increased frequencies on three other routes to Alicante, Malaga and Palma will increase Ryanair's annual traffic at Bournemouth to 650,000 p.a. which will sustain 650 local jobs.

To celebrate its further expansion at Bournemouth Ryanair is extending its 500,000 £5 January seat sale, for travel on Tuesdays, Wednesday and Thursdays, until midnight Sunday (20th Dec) on www.ryanair.com  .

Speaking in Bournemouth today, Ryanair's Lesley Kane said:

"Bournemouth today celebrates its 2nd Ryanair based aircraft, four new routes to Fuerteventura, Ibiza, Malta and Valencia and increased frequencies on three other routes to Alicante, Malaga and Palma from late March 2010.  These new flights go on sale today and with 16 low fare routes from Bournemouth consumers/visitors can continue to beat the recession by choosing Ryanair's lowest fares and guaranteed no fuel surcharges to exciting destinations all over Europe.  Ryanair's 650,000 passengers p.a. will sustain 650 local jobs in Bournemouth in 2010.

"To celebrate these new aircraft and routes at Bournemouth, Ryanair is extending its 500,000 £5 January seat sale to midnight Sunday. Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on  www.ryanair.com ".

                                                                                 New routes

Route	Begin	Freq (pw)
Fuerteventura	1st April	2pw
Ibiza	30th March	2 pw
Malta	30th March	2 pw
Valencia	2nd April	2 pw

                                                                      Increased frequencies

Route	Freq (pw)
Alicante	5pw
Malaga	5pw
Palma	4pw

Ends.                                              Friday, 18th December 2009

For further information:

Stephen McNamara                     Pauline McAlester

Ryanair                                         Murray Consultants

Tel: 00 353 1 812 1271                 Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  18 December 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary